                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________  to _________

Commission File Number 000-24503

Whidbey Island Bank 401(k) Plan

WASHINGTON BANKING COMPANY

450 SW Bayshore Drive

Oak Harbor, Washington 98277
_______________________________________________
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, Plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

WHIDBEY ISLAND BANK 401(K) PLAN

WHIDBEY ISLAND BANK 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Administration Committee
Whidbey Island Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Everett, Washington
June 28, 2011

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments, at contract and fair value	$12,868,797	$10,298,289
Notes receivable from participants	319,760	216,504
Total assets	13,188,557	10,514,793
NET ASSETS AVAILABLE FOR BENEFITS	$13,188,557	$10,514,793

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income
Net appreciation in fair value of investments	$1,433,256
Dividends	106,158
Interest	38,927
Total investment income	1,578,341

Interest Income on Notes Receivable from Participants	13,605

Contributions
Employer	272,862
Participant
Salary deferral	1,050,493
Rollover	638,800
Total contributions	1,962,155
Total additions to net assets	3,554,101

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	880,337
Total deductions from net assets	880,337

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFIT	2,673,764

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	10,514,793

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$13,188,557

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 – Description of Plan

The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”), wholly owned subsidiary of Washington Banking Company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 6% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service. There were no profit sharing contributions made by the Bank for the year ended December 31, 2010.

Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.

Participant Accounts – Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures, and Plan expenses.

Vesting – Participants are fully vested in their participant elected and employer matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

Forfeitures – Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions or to pay Plan expenses. For the year ending December 31, 2010, there was $1,122 in forfeitures, all of which were used to pay Plan expenses.

Investment Options – The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 – Description of Plan (Continued)

Investment securities are exposed to various risks, such as interest rate, market and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. At December 31, 2010, net assets include approximately $1.2 million in accounts of participants that have separated from service. None of these amounts were payable by the Plan as of December 31, 2010. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.

Administrative Expenses – All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly.

Plan Termination – Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

Notes Receivable from Participants – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 4.25% to 8.50%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

Note 2 – Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:

Basis of Accounting – The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 2 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) document the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 7.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010, and has reclassified participant loans of $319,760 and $216,504 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Investment Valuation and Income Recognition – FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 –	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 2 – Summary of Significant Accounting Policies (Continued)

Investment contracts held by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The investments in fully benefit-responsive investment contracts are stated at contract value, which approximated fair value at December 31, 2010 and 2009, and represents contributions, reinvested income, less any withdrawals and/or reserves plus accrued interest.

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation of mutual fund accounts includes interest, dividends, and realized and unrealized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

The Plan has evaluated subsequent events through the date the financial statements were issued.

Federal Income Tax – The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 3 –Investments

The following is a summary of investments, at fair value, at December 31, 2010 and 2009:

	2010		2009
Invesments at fair value as determined by quoted market price:
Washington Banking Company Common Stock	$3,280,850	*	$2,874,307	*
Guaranteed Income Fund	1,290,866	*	1,117,224	*
Rainer: Small & Mid Cap Equity Fund	986,458	*	793,745	*
Growth Fund of America	922,175	*	691,188	*
PIMCO TTL Retirement Fund	866,444	*	560,766	*
Goldman Sachs Mid Cap Value Fund (A)	838,938	*	753,476	*
AMER: Europacific Growth Fund	764,891	*	566,324	*
Eaton Vance Large Cap Value Fund (A)	624,055		385,175
Allianz NFJ Small Cap Value Fund (A)	535,929		298,303
Baron Small Cap Fund	471,846		302,498
Davis New York Venture Fund (A)	408,781		365,901
DWS Small Cap Value Fund (A)	268,197		301,881
Allianz NFJ International Value Fund (A)	266,794		203,001
Fidelity Advance Government Income Fund	246,167		194,331
Oppenheimer Developing Markets Fund (A)	244,672		116,049
Dreyfus Index: S&P 500 Index Fund	243,847		282,121
Oppenheimer International Bond Fund (A)	226,265		163,340
Oppenheimer Real Estate Fund (A)	214,078		158,317
AIM Mid Cap Core Equity Fund (A)	167,544		170,342
	$12,868,797		$10,298,289

* Investment represents 5% or more of net assets available for benefits.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 3 –Investments (Continued)

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$410,666
Registered investment companies	1,022,590
Net appreciation in fair value	$1,433,256

Investment Contracts – The Plan’s Guaranteed Income Fund is a fully benefit-responsive investment contract. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. Crediting rates on the investment contract is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Interest rates are reviewed on a semiannual basis for resetting.

The concept of a value other than Contract Value does not apply to the Plan’s Guaranteed Income Fund investment contract. Upon a discontinuance of the contract, the Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. This contract's operation is different than many other annuity products in the market by virtue of the fact that a Market Value (Fair Value) Adjustment does not apply upon discontinuance. There are not any specific securities in the general account that back the liabilities of this investment contract and it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a Fair Value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.

This product is not a traditional GIC and therefore there are not any known cash flows that could be discounted. As a result, the fair value amount shown below is equal to the contract value.

						Adjustment
	Average Yield		Crediting Interest Rate		Investments at	to Contract
	2010	2009	2010	2009	Fair Value	Value
Prudential Insurance Company	3.3%	3.8%	3.3%	3.8%	$1,290,866	$-
Guaranteed Income Fund

Note 4 – Party-in-Interest Transactions

The Plan invests in the common stock of Washington Banking Company and qualifies as a party-in-interest.  The Plan also has investments in Prudential Insurance Company, which also qualifies as a party-in-interest.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. In addition, many of the Plan’s investments are by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 6 – Plan Termination

Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the trustees. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

Note 7 – Fair Value Measurements

The following table discloses by level the fair value hierarchy discussed in Note 2:

	Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$2,380,479	$-	$-	$2,380,479
Value funds	2,267,119	-	-	2,267,119
International funds	1,502,622	-	-	1,502,622
Other funds	704,092	-	-	704,092
Fixed income funds	866,444	-	-	866,444
Blend funds	576,325	-	-	576,325
Total mutual funds	8,297,081	-	-	8,297,081
Common stocks - Financials	3,280,850	-	-	3,280,850
Guaranteed investment contract	-	1,290,866	-	1,290,866
Total assets at fair value	$11,577,931	$1,290,866	$-	$12,868,797

	Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$1,787,431	$-	$-	$1,787,431
Value funds	1,738,835	-	-	1,738,835
International funds	1,048,714	-	-	1,048,714
Other funds	634,769	-	-	634,769
Fixed income funds	560,766	-	-	560,766
Blend funds	536,243	-	-	536,243
Total mutual funds	6,306,758	-	-	6,306,758
Common stocks - Financials	2,874,307	-	-	2,874,307
Guaranteed investment contract	-	1,117,224	-	1,117,224
Total assets at fair value	$9,181,065	$1,117,224	$-	$10,298,289

Supplemental Schedules Required
by the Department of Labor

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
Schedule H, Line 4(i) – Schedule of Assets (Held at Year End)
December 31, 2010

Form 5500, Required Portions of Schedule H

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Issuer	Investment Description	Cost**	Current Value
*	Washington Banking Company Common Stock	Common stock, 239,303 shares	**	$3,280,850
*	Prudential Insurance Company	GIC, 3.3% interest as of 12/31/10	**	1,290,866
	Rainer: Small & Mid Cap Equity Fund	Registered Investment Company	**	986,458
	Growth Fund of America	Registered Investment Company	**	922,175
	PIMCO TTL Retirement Fund	Registered Investment Company	**	866,444
	Goldman Sachs Mid Cap Value Fund	Registered Investment Company	**	838,938
	AMER: Europacific Growth Fund	Registered Investment Company	**	764,891
	Eaton Vance Large Cap Value Fund	Registered Investment Company	**	624,055
	Allianz NFJ Small Cap Value Fund	Registered Investment Company	**	535,929
	Baron Small Cap Fund	Registered Investment Company	**	471,846
	Davis New York Venture Fund	Registered Investment Company	**	408,781
	DWS Small Cap Value Fund	Registered Investment Company	**	268,197
	Allianz NFJ International Value Fund	Registered Investment Company	**	266,794
	Fidelity Advance Government Income Fund	Registered Investment Company	**	246,167
	Oppenheimer Developing Markets Fund	Registered Investment Company	**	244,672
	Dreyfus Index: S&P 500 Index Fund	Registered Investment Company	**	243,847
	Oppenheimer International Bond Fund	Registered Investment Company	**	226,265
	Oppenheimer Real Estate Fund	Registered Investment Company	**	214,078
	AIM Mid Cap Core Equity Fund	Registered Investment Company	**	167,544
*	Participant loans	Rates ranging from 4.25% to 8.50%,		319,760
		collateralized by participant's
		vested equity accounts

* Indicates party in interest
** Historical cost information is not required for participant directed accounts

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
December 31, 2010

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:	June 28, 2011

WHIDBEY ISLAND BANK 401(K) PLAN

By	/s/ John L. Wagner
John L. Wagner, Trustee